FLATWORLD ACQUISITION CORP. ANNOUNCES CLOSING OF OVER-ALLOTMENT OPTION

New York, NY and Road Town, Tortola, British Virgin Islands, January 25, 2011 – FlatWorld Acquisition Corp. (OTCBB: FTWAU) (the “Company”), a newly-organized blank check company formed for the purpose of acquiring or merging with an operating business in either the global business services sector or emerging Asian markets including China and India, announced today that it has closed the sale of 95,500 units subject to an over-allotment option granted to the underwriters in its initial public offering (“IPO”). Each unit consists of one ordinary share and one warrant to purchase one ordinary share. The Units were sold at an offering price of $10.00 per unit, bringing total gross proceeds to the Company from the 2,295,500 Units sold in its IPO (including the 95,500 sold pursuant to the over-allotment option) to $22,955,000. A total of $23,374,785 (including the proceeds of a previously announced private placement) has been placed in trust.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM) acted as book-running manager of the offering.  EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE Amex: LTS), acted as co-managers of the offering.  Ellenoff Grossman & Schole LLP acted as counsel to the Company, Forbes Hare acted as British Virgin Islands counsel to the Company and Loeb & Loeb LLP acted as legal counsel to the underwriters.

Rodman & Renshaw, LLC has notified the Company that it will not be exercising its option with regard to the remaining 234,500 Units subject to the over-allotment option.

The offering of these securities will be made only by means of a prospectus. A registration statement relating to the units and the underlying securities (including those sold pursuant to the over-allotment) was declared effective by the Securities and Exchange Commission on December 9, 2010. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the final prospectus relating to the offering dated December 9, 2010, may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, a copy of the prospectus related to this offering may be obtained from Rodman & Renshaw, LLC, Prospectus Department, 1251 Avenue of the Americas, New York, NY, 10020, telephone: 212-430-1710 or email: prospectus@rodm.com.

About FlatWorld Acquisition Corp.

FlatWorld Acquisition Corp. is a newly-organized blank check company formed for the purpose of acquiring or merging with an operating business in either the global business services sector or emerging Asian markets including China and India.  The Company’s target business will not be limited to a particular industry, geographic region, or a minimum transaction value.

Company Contact:

Contact: Raj K. Gupta

Chief Executive Officer

212-796-4003

RGupta@FlatWorldCapital.com